VIA EDGAR CORRESPONDENCE

August 15, 2007

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

This letter responds to the comments received by telephone on Tuesday, August 14, 2007 regarding the Registrant’s responses filed on August 10, 2007 with respect to Post-Effective Amendment No. 38 to the Registrant’s registration statement on Form N-1A.

1. SEC Comment: The Prospectus states that the Wasatch Emerging Markets Small Cap Fund (the “Fund”) will invest in companies with market capitalizations of less than $5 billion at the time of purchase that are domiciled in emerging market countries. Please change the market capitalization for the Fund to be consistent with a small cap fund.

Response: As discussed, the Fund will revise its disclosure to indicate that the Fund will invest in companies with market capitalizations of less than $3 billion at the time of purchase that are domiciled in emerging market countries.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Counsel

cc:	R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

August 15, 2007

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

In connection with a response being made on behalf of Wasatch Funds, Inc. (“Registrant”) to comments you provided with respect to Post-Effective Amendment No. 38 to the Registrant’s registration statement filed on Form N-1A for the Registrant on June 15, 2007 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on August 14, 2007. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

cc: D. Thurber